ROYAL CARIDEA, LLC SUBSCRIPTION AGREEMENT

HOW TO SUBSCRIBE

A. Instructions.

Each person considering subscribing to the **Preferred Series B Units (“Units’)**, which are being offered in this Subscription Agreement, should review the following instructions:

Subscription Agreement: Two copies of the Subscription Agreement should be completed, executed, and delivered electronically. The Company will execute the Subscription Agreement.

The Company shall have the right to accept or reject any subscription, in whole or in part.

An acknowledgment of the acceptance of your subscription for Units subscribed will be returned to you promptly after acceptance electronically.

Payment: Payment of $1.00 for each Unit (with a minimum subscription of 100 Units or $100.00) subscribed for shall be made by delivery by Closing (as defined in Section 3 of the Subscription Agreement) of cash, check, or money order to the Company or an account specified by the Company.

B. Communications.

All documents and funds should be forwarded to:

ROYAL CARIDEA, LLC
12725 W Indian School RD
Ste. E 101
Avondale, AZ 85392

THE OFFERING OF THE UNITS OF ROYAL CARIDEA, LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE UNITS DESCRIBED HEREIN.

THE PURCHASE OF UNITS OF ROYAL CARIDEA, LLC INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

SUBSCRIPTION AGREEMENT
ROYAL CARIDEA, LLC
12725 W Indian School RD
Ste. E 101
Avondale, AZ 85392

The undersigned understands that ROYAL CARIDEA, LLC, a Delaware limited liability company (the "Company"), is offering for sale up to 1,125,000 Units. This offering is made pursuant to an Offering Form C (the "Form C") as more particularly described, and set forth in the Form C. The undersigned further understands that the offering is being made without registration of the Units under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for that number of Units set forth hereto for $1.00 for each Unit (with a minimum subscription of 100 Units or $100.00), which is payable as described in Section 4 hereof. However, for the first $240,000 raised, investors will participate in an Early Bird price at $.80/ Unit of Interest. The undersigned acknowledges that the Units, will be subject to restrictions on transfer pursuant to the Company's Fourth Amended and Restated Limited Liability Company Agreement dated as of November 2, 2021, as amended (the "LLC Agreement"), among each of the holders of the Units.

2. Acceptance of Subscription and Issuance of Units. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at or before the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Units may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Units to any person who is a resident of a jurisdiction in which the issuance of Units to him would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

3. The Closing. The closing of the purchase and sale of the Units (the "Closing") shall take place at a time and place as may be determined in the future.

4. Payment for Units. Payment for the Units shall be received by the Company from the Wefunder SPV by cash, check, money order, cashier's check, or wire transfer of immediately available funds at or prior to the Closing, in an amount as set forth in hereto. The Company shall deliver the Units to the undersigned at the Closing.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

(a) The Company is duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to conduct its business as it is currently

being conducted and to own its assets; and has secured any other authorizations, approvals, permits, and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b) The Company has duly authorized the issuance and sale of the Units upon the terms of their offer by all requisite action.

(c) The Units, when issued and paid for, will represent validly authorized, duly issued Units of the Company, and the issuance thereof will not conflict with the Company LLC Agreement nor with any outstanding warrant, option, call, preemptive right, or commitment of any type relating to the Company's capital stock. The Units shall have the rights, preferences and privileges set forth in the Company LLC Agreement.

(d) No representation or warranty by the Company in this Agreement, and no statement by an officer of the Company contained in any document, certificate or other writing furnished to the undersigned in connection with the transactions contemplated hereby, when taken as a whole, contains any untrue statement of a material fact or omits to state any material fact necessary to make statements herein or therein not misleading in light of the circumstances in which they are made.

6. Representations, Warranties and Covenants of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company and each officer, director, and agent of the Company that:

(a) General:

(i) The undersigned has all requisite authority to enter into this Agreement and to perform allthe obligations required to be performed by the undersigned hereunder.

(ii) The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Units as an agent or otherwise for any other person.

(b) Information Concerning the Company:

(i) The undersigned has received a copy of the Form C and each of the Exhibits thereto. The undersigned has not been furnished any offering literature other than the Form C, Exhibits and summary materials thereto and has relied only on the information contained therein.

(ii) The undersigned is familiar with the business and financial condition, properties, operations, and prospects of the Company, all as generally described in the Form C. The undersigned has been given the opportunity to obtain any information necessary to verify the accuracy of the information set forth in the Form C and has been furnished all such information so requested.

(iii) The undersigned understands that, unless he notifies the Company in writing to the contrary at or before the Closing, all the undersigned's representations and warranties contained in this

Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(iv) The undersigned understands that the purchase of the Units involves various risks, including those outlined in the Form C and in this Agreement.

(v) The undersigned understands that no federal or state agency has passed upon the Units or made any finding or determination concerning the fairness or advisability of this investment.

(vi) The undersigned understands that estimates and projections like those contained in the Form C, by their nature, involve significant elements of subjective judgment and analysis that may or may not be correct; that there can be no assurance that such projections or goals will be attained; and that the projections and estimates contained in the Form C should not be relied upon as a promise or representation of the future performance of the Company.

(vii) The undersigned acknowledges that the Company is a limited liability company which has elected to be treated as a partnership for U.S. federal tax purposes and that such election could result in personal tax liability to an investor in the Company even though no funds are distributed by the Company. The undersigned further acknowledges that the Company has not received a legal opinion relating to the treatment of the Company for income tax purposes. THE UNDERSIGNED IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY IN LIGHT OF SUBSCRIBER'S OWN TAX SITUATION.

(c) Status of Undersigned:

(i) The undersigned has such knowledge, skill and experience in business, financial and investment matters so that he is capable of evaluating the merits and risks of an investment in the Units. To the extent necessary, the undersigned has retained, at his own expense, and relied upon, appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and owning Units.

(ii) The undersigned agrees to furnish any additional information requested to assure compliance with applicable federal and state securities laws in connection with the purchase and sale of the Units.

(d) Restrictions on Transfer or Sale of Units:

(i) The undersigned is acquiring the Units solely for his own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any

supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii) The undersigned understands that the Units are "restricted securities" under applicable federal securities laws and that the Securities Act and the rules of the Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act or an exemption therefrom, and the undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act (including Rule 144 there under). Accordingly, the undersigned understands that under the Commission's rules, the undersigned may dispose of the Units principally only in "private placements" which are exempt from registration under the Securities Act, in which event the transferee will acquire "restricted securities" subject to the same limitations as in the hands of the undersigned. As a consequence, the undersigned understands that he must bear the economic risks of the investment in the Units for an indefinite period of time.

(iii) The undersigned agrees: (A) that he will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Units, as applicable, under the Securities Act and all applicable State Securities Laws or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws; (B) that the certificate(s) for the Units will bear a legend making reference to the foregoing restrictions; and (C) that the Company and any transfer agent for the Units shall not be required to give effect to any purported transfer of such Units except upon compliance with the foregoing restrictions.

(v) The undersigned has not offered or sold any portion of his Units and has no present intention of dividing his Units with others or of reselling or otherwise disposing of any portion of his Units either currently or after the passage of a fixed or determinable period of time or upon the occurrence or nonoccurrence of any predetermined event or circumstance.

(vi) The undersigned acknowledges that neither the Company nor any other person offered to sell the Units to it by means of any form of general advertising, such as media advertising or seminars.

(vii) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this private placement at any time prior to the completion of the offering and to return the previously paid subscription price of the Units without interest thereon, to the respective subscribers.

(viii) The undersigned has not used any person as a "Purchaser Representative" within the meaning of SEC Regulation D to represent him in determining whether he should purchase the Units.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the number of Units specified herein and of the Company to sell the Units are subject to the satisfaction at or prior to the Closing of the following conditions

precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made on and as of the Closing.

8. Obligations Irrevocable. The obligations of the undersigned hereunder shall be irrevocable, except with the consent of the Company.

9. Legend. Each certificate for Units (sold pursuant to this Agreement) will be imprinted with a legend in substantially the following form:

"THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED OR OFFERED FOR SALE OR TRANSFERRED UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS WITH RESPECT TO SUCH SECURITIES IS THEN IN EFFECT, OR IN THE OPINION OF COUNSEL, SUCH REGISTRATION UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS IS NOT REQUIRED."

10. Brokers. Subscriber has not entered into any agreement to pay any broker's or finder's fee to any Person with respect to this Agreement or the transactions contemplated hereby.

11. Waiver, Amendment. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Agreement nor any right, remedy obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

14. Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

15. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

16. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

(a) If to the Company, to it at the following address:

ROYAL CARIDEA, LLC
12725 W Indian School RD
Ste. E 101
Avondale, AZ 85392

(b) If to the undersigned, to him at the address set forth on the signature page hereto; or at such other address as either party shall have specified by notice in writing to the other.

17. Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

18. Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

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19. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Agreement to be false or incorrect.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Royal Caridea LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________

SUBSCRIBER:

Investor Signature

By: ______________________

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an “accredited investor” as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the

appropriate box:

[ ] Accredited [X] Not Accredited

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SUBSCRIPTION AGREEMENT